                                                    8300 Woodbine Ave. 5th Floor
                                                Markham, Ontario, Canada L3R 9Y7
                                         Tel: (905) 479-8762 Fax: (905) 479-5235
[COOLBRANDS INTERNATIONAL LOGO]                   Website: www.coolbrandsinc.com
--------------------------------------------------------------------------------

February 7, 2006

Toronto Stock Exchange
British Columbia Securities Commission
Alberta Securities Commission
Saskatchewan Financial Services Commission, Securities Division
Manitoba Securities Commission
Ontario Securities Commission
L'Autorite des marches financiers
Nova Scotia Securities Commission
Office of the Administrator of the Securities Act, New Brunswick
Registrar of Securities, Prince Edward Island
Securities Commission of Newfoundland and Labrador

Dear Sirs:

RE: CoolBrands International Inc.

The following were sent by prepaid mail to all registered shareholders of CoolBrands International Inc. on January 18, 2006:

1. Notice of Meeting / Information Circular

2. Proxy

3. Annual Report for the Fiscal Year Ended August 31, 2005

However, we have not mailed to shareholders in cases where notices or other documents have been returned undelivered by the Post Office.

Yours truly,

/s/ Carla Aedo

Carla Aedo
Public Relations